Filed pursuant to Rule 433

Registration Statement 333-157071

Relating to Preliminary Prospectus Supplement dated March 18, 2009

Republic of Panama

Final Term Sheet

Issuer: Republic of Panama

Transaction: Re-opening of 7.250% Global Bonds due 2015

Distribution: SEC Registered

Amount Issued: U.S.$323,000,000 aggregate principal amount (brings total aggregate principal amount to U.S.$1,471,000,000)

Coupon: 7.250% (30/360-day count basis)

Maturity: March 15, 2015

Offering Price: 101.00% of principal amount. The offering price does not include accrued interest from March 15, 2009 to Settlement totaling U.S.$650,486.11 in the aggregate for the global bonds, which is payable by purchasers.

Net Proceeds to the Issuer (before expenses and not including accrued interest): U.S.$325,422,500

Yield to maturity: 7.041%

Spread to Benchmark Treasury: +549 basis points

Benchmark Treasury: 1.875% due 2014

Benchmark Treasury Yield: 1.551%

Underwriting Fee: 0.25%

Form: Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC.

Denominations: U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates: March 15 and September 15

Beginning: September 15, 2009

Settlement: March 25, 2009

CUSIP: 698299 AU 8

ISIN: US698299 AU 88

Underwriting: Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated March 18, 2009, Morgan Stanley & Co. Incorporated and UBS Securities LLC as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the global bonds indicated below:

Underwriters:
Morgan Stanley & Co. Incorporated	U.S.$	161,500,000
UBS Securities LLC	U.S.$	161,500,000
Total	U.S.$	323,000,000

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at http://idea.sec.gov/Archives/edgar/data/76027/000119312509057389/d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at (866) 718-1649 or UBS Securities LLC at (877) 827-6444, ext. 561-3884.

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